Exhibit 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2011 and 2010

Notice to Readers

Under National Instrument 51-102, Part 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the period ending March 31, 2011 have been prepared in accordance with International Accounting Standard 34 for Interim Financial Reporting under International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management and have been approved by the Board of Directors. The Company’s independent auditors have not performed an audit or review of these condensed interim consolidated financial statements.

	Note		March 31, 2011	December 31,, 2010	January 1, 2010
				(Note 18)	(Note 18)
ASSETS
Current assets
Cash and cash equivalents			$8,205,694	$9,051,848	$2,830,093
Interest receivable			20,996	4,142	146
Sales taxes recoverable	9		365,034	233,688	89,077
Amounts receivable			8,924	118,108	-
Prepaid expenses and other assets			84,819	30,490	49,800
			8,685,467	9,438,276	2,969,116
Non-current assets
Mineral Properties Exploration	6		15,546,373	14,894,843	14,416,841
Property, Plant & Equipment	7		1,808,672	1,722,538	1,424,971
Investment in Related Companies	8		508,553	517,360	204,036
Reclamation Bonds			5,500	5,500	5,500
Total assets			$26,554,565	$26,578,517	$19,020,464

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities			$425,160	$474,605	$383,693
Amounts due to related parties	12	a	159,073	169,265	164,690
Total current liabilities			584,233	643,870	548,383

Non-current liabilities
Deferred Tax Liability			2,396,704	2,396,704	2,049,377
Total liabilities			2,980,937	3,040,574	2,597,760

EQUITY
Shareholders’ equity
Share Capital	9		41,593,348	39,132,349	33,112,072
Equity Reserves			5,563,524	5,909,792	7,158,502
Treasury Shares (14,180 Shares, at cost)			(101,869)	(101,869)	(101,869)
Accumulated Other Comprehensive Loss			(106,381)	5,675	(6,049)
Accumulated Deficit			(23,374,994)	(21,408,004)	(23,739,952)
Total Equity			23,573,628	23,537,943	16,422,704
Total Liabilities and Equity			$26,554,565	$26,578,517	$19,020,464

Subsequent Events – Note 19

Approved by the Board of Directors:

/s/ Gary Robertson	Director	/s/ David Wolfin	Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements

		Three months ended
	Note	March 31, 2011	March 31, 2010
			(Note 18)

Operating and Administrative Expenses
Depreciation		$33,070	$48
General exploration		1,163	313
Investor relations		79,953	18,925
Management fees		183,000	24,000
Office and miscellaneous		41,317	3,413
Professional fees		5,433	13,956
Regulatory and compliance fees		14,482	8,722
Salaries and benefits		3,244	24,995
Share-based payments	11	1,561,082	36,750
Travel and promotion		22,773	9,262
		1,976,517	140,384

Loss before other items and income tax		(1,976,517)	(140,384)

Other Income (Expenses)
Interest income		38,505	3,407
Foreign exchange loss		(28,979)	(78,778)
NET LOSS		(1,966,991)	(215,755)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments in related companies	8	(8,809)	64,952
Foreign currency translation differences for foreign operations		(103,249)	(97,072)
COMPREHENSIVE LOSS		$(2,079,048)	$(247,875)

Loss per Share - Basic and Diluted		$(0.07)	$(0.01)

Weighted Average Number of Shares Outstanding		26,491,616	20,584,727

The accompanying notes are an integral part of the condensed interim consolidated financial statements

	Note	Shares	Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity
Balance, January 1, 2010		20,584,727	$33,112,072	$7,158,502	$101,869)	$(6,049)	$(23,739,952)	$16,422,704
Net loss for the period		-	-	-	-	-	(215,755)	(215,755)
Share-based payments	10	-	-	36,750	-	-	-	36,750
Options and Warrants cancelled / expired		-	-	(3,576,808)	-	-	3,576,808	-
Cumulative translation adjustments		-	-	-	-	(97,072)	-	(97,072)
Unrealized gain on investments		-	-	-	-	64,952	-	64,952

Balance, March 31, 2010		20,584,727	$33,112,072	$3,618,444	$(101,869)	$(38,169)	$(20,378,899)	$16,211,579
Balance, December 31, 2010	18	26,157,227	39,132,349	5,909,792	(101,869)	5,675	(21,408,003)	25,537,944
Net loss for the period		-	-	-	-		(1,966,991)	(1,966,991)
Common shares issued for cash:
Exercise of stock options		715,000	553,650	-	-	-	-	553,650
Fair value of stock options exercised		-	1,907,350	(1,907,350)	-	-	-	-
Share-based payments	10	-	-	1,561,082	-	-	-	1,561,082
Cumulative translation adjustments		-	-	-	-	(103,249)		(103,249)
Unrealized loss on investments		-	-	-	-	(8,808)	-	(8,808)

Balance, March 31, 2011		26,872,227	$41,593,349	$5,563,524	$(101,869)	$(106,382)	$(23,374,994)	$23,573,628

The accompanying notes are an integral part of the condensed interim consolidated financial statements

	Note	March 31, 2011	March 31, 2010

			(Note 18)
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss		$(1,966,991)	$(215,755)
Adjustments for non-cash items:
Depreciation		33,070	48
Sales tax write-down provision		-	-
Share-based payments		1,561,082	36,750
Impairment of mineral properties		-	-
Future income tax expense (recovery)		-	-

		(372,839)	(178,957)

Net change in non-cash working capital	13	(152,982)	(116,307)

		(528,821)	(295,264)

FINANCING ACTIVITIES
Shares issued for cash, net of issuance costs		553,650	-

INVESTING ACTIVITIES
Mineral property exploration expenditures		(651,530)	(332,904)
Property, plant and equipment purchases		(86,134)	(15,446)

		(737,664)	(348,350)

Decrease in cash and cash equivalents		(709,835)	(643,614)
Effect of exchange rate changes on cash and cash equivalents		(136,319)	68,508

CASH AND CASH EQUIVALENTS, Beginning		9,051,848	2,830,093

CASH AND CASH EQUIVALENTS, Ending		$8,205,694	$2,254,987

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid for:
Interest expense		$-	$-
Income taxes		-	-

The accompanying notes are an integral part of the condensed interim consolidated financial statements

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company’s principal business activities include the acquisition, exploration and evaluation of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and the Yukon, Canada. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada.

The Company is in the exploration stage and is in the process of determining whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts recorded as mineral properties exploration and related capitalized costs is dependent upon the discovery of economically recoverable reserves, maintenance of the Company’s legal interests in its mineral claims, obtaining further financing for exploration and evaluation of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or receiving proceeds from the sale of all or an interest in its mineral properties.

2.	BASIS OF PRESENTATION

i)
Statement of compliance and conversion to International Financial Reporting Standards

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards “IFRS” as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS condensed interim consolidated financial statements for part of the period covered by the Company’s first IFRS condensed consolidated annual financial statements for the year ending December 31, 2011.  Previously, the Company prepared its condensed consolidated annual and condensed interim consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles “Canadian GAAP”. Canadian GAAP differs in some areas from IFRS. In preparing these financial statements, management has amended certain accounting and measurement methods previously applied in the Canadian GAAP financial statements to comply with IFRS. Note 18 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, operations and comprehensive loss along with reconciliations of the statements of financial position as at January 1, 2010, March 31, 2010 and December 31, 2010 and the statements of operations and comprehensive loss and cash flows for the three months ended March 31, 2010 and for the year ended December 31, 2010.

As these are the Company’s first set of condensed interim consolidated financial statements in accordance with IFRS, the Company’s disclosures exceed the minimum requirements under IAS 34.  The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and some additional disclosures required under IFRS, which also highlight the changes from the Company’s 2010 annual condensed consolidated financial statements prepared in accordance with Canadian GAAP.  In 2012 and beyond, the Company may not provide the same amount of disclosure in the Company’s condensed interim consolidated financial statements under IFRS as the reader will be able to rely on the annual condensed consolidated financial statements, which will be prepared in accordance with IFRS.

2.	BASIS OF PRESENTATION (continued)

ii)
Basis of presentation

These condensed interim consolidated financial statements are presented in Canadian Dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value.  In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are expected to be effective or available for early adoption on December 31, 2011, the Company’s first IFRS  annual reporting date.

The standards that will be effective or available for voluntary early adoptions in the condensed consolidated annual financial statements for the year ending December 31, 2011 are subject to change and may be affected by additional interpretation(s). Accordingly, the accounting policies for the annual period that are relevant to these condensed interim consolidated financial statements will be determined only when the first IFRS financial statements are prepared for the year ending December 31, 2011.

The preparation of these condensed interim consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP.  The accounting policies set out below have been applied consistently to all periods presented in these condensed interim consolidated financial statements.  They also have been applied in preparing an opening IFRS statement of financial position at January 1, 2010 for the purpose of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”).  The impact of the transition from Canadian GAAP to IFRS is explained in Note 18.

iii)	Foreign Currencies

a)	Functional currencies The functional currency of the Company is the Canadian dollar. The functional currency of the Company’s subsidiaries is the United States Dollar.

b)
Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

2.   BASIS OF PRESENTATION (continued)

iii)	Foreign Currencies (continued)

c)
Foreign operations

Subsidiaries that have functional currencies other than Canadian dollars translate their statement of operations items to Canadian dollars at the average rate during the period. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in the Cumulative translation reserve account.

For the purpose of foreign currency translation, the net investment in a foreign operation is determined inclusive of foreign currency intercompany balances for which settlement is neither planned nor likely to occur in the foreseeable future. The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is recognized in the statement of operations and comprehensive loss at the time of disposal.

iv)
Significant Accounting Judgements and Estimates

The preparation of these condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The interim consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the interim consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable and prepayments which are included in the condensed interim consolidated statement of financial position;

•	the carrying value and recoverable amount of mineral properties exploration;

•
the estimated useful lives of property, plant and equipment which are included in the condensed interim consolidated statement of financial position and the related depreciation included in the condensed interim consolidated statements of operations and comprehensive loss for the period ended March 31, 2011;

•	the recoverability and measurement of deferred tax assets and liabilities;

•
the provisions for estimated site restoration obligation; and the inputs used in accounting for share-based compensation expense in the condensed interim consolidated statements of operations and comprehensive loss.

3.	SIGNIFICANT ACCOUNTING POLICIES

i)	Basis of Consolidation

The condensed interim consolidated financial statements include the accounts of the Company and its Mexican subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A., (“Oniva Silver”)	100%	Mexico	Mexican operations administration
Promotora Avino, S.A. De C.V. (“Promotora”)	79.09%	Mexico	Holding Company
Compania Minera Mexicana de Avino, S.A. de C.V.(“Cia Minera”)	96.60% direct 2.68% indirect (Promotora)	Mexico	Exploration Company
	99.28% effective

Inter-company balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed interim consolidated financial statements.

ii)
Financial Instruments

Financial assets and financial liabilities are recognized on the statement of financial position when the Company becomes a party to the contractual provisions of the financial instrument. The Company does not have any derivative financial instruments.

Financial assets

The Company classifies its financial assets into one of the following categories, at initial recognition depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or financial assets acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the income statement.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive income.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

iii)
Financial Instruments (continued)

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statement of comprehensive income.

Transactions costs associated with fair value through profit or loss financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive income.

Other financial liabilities: This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

iv)
Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

v)
Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and evaluation of mineral claims and crediting all proceeds received against the cost of the related claims. The Company’s capitalized mineral properties exploration expenditures and considered exploration and evaluation assets and are classified as intangibles assets. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment, or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farmout of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Incidental revenues and operating costs are included in mineral properties and exploration costs prior to commercial production.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

vi)
Exploration and evaluation assets (continued)

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to ‘Mine Properties’.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

vii)
Property, plant and equipment

Property, plant and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Plant, property and equipment are depreciated annually at the following rates:

Office equipment, furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Mine machinery and transportation equipment	20% declining balance
Mill machinery and processing equipment	20 years straight line
Buildings and constructions	20 years straight line

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the condensed consolidated statement of comprehensive income or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

viii)
Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

3.         SIGNIFICANT ACCOUNTING POLICIES (continued)

ix)
Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty. The following specific recognition criteria must also be met before revenue is recognized:

Concentrate sales

Revenue from the sale of concentrate is recognized upon delivery when persuasive evidence of a sale agreement exists, the risks of ownership are transferred to the customer, collection is reasonably assured, and price is readily determinable. Revenue is based on quoted market prices during the quotation period published in the metal bulletin less treatment, refining charges, and penalties.

Prior to commercial production concentrate sales incidental to the exploration of mineral properties is recorded net of production costs as a reduction of deferred mineral property exploration costs.

x)
Share capital

Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

xi)
Share-based payment transactions

The share option plan allows Company employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as an employee or consultant expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

xii)
Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events; it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

xiii)
Asset retirement obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through deprecation using either the unit-of-production or the straight-line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.  The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

xiv)
Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

xv)
Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affect neither accounting or taxable profit; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

xvi)
New accounting standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

The Company has not early adopted these standards, amendments and interpretations. However the Company is currently assessing what impact the application of these standards or amendments will have on the condensed consolidated financial statements of the Company.

New accounting standards effective January 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures
In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed interim consolidated financial statements.

IAS 12 Income taxes
In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed interim consolidated financial statements.

New accounting standards effective January 1, 2013

IFRS 9 Financial Instruments
IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company:

IFRS 10 Consolidated Financial Statements
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

3.
SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 11 Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to other standards
In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 9 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its condensed interim consolidated financial statements or whether to early adopt any of the new requirements.

4.
SUBSIDIARY COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

On February 16, 2009 the Company converted existing loans advanced to its subsidiary Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) into new additional shares, resulting in the Company’s ownership increasing by 9.93% to an effective 99.28%. The inter-company loans and the investment in shares of Cia Minera have been eliminated upon consolidation of the financial statements.  The Company had a pre-existing effective ownership interest of 89.35% in Cia Minera prior to the 9.93% increase. The issuance of shares to the Company by Cia Minera on February 16, 2009 resulted in a reduction in the non-controlling interest from 10.65% to 0.72% (see Note 5).

The historic operations of Cia Minera involved the mining of commercial grade ores which produced silver, gold and copper. This plant and mine ceased operations in November 2001 due to low metal prices and the closure of a smelter. The Company is evaluating the re-activation of the mine and has commenced exploration activities on Cia Minera’s mineral properties in the state of Durango, Mexico (see Note 6).

5.
NON-CONTROLLING INTEREST

As at March 31, 2011 the Company has an effective 99.28% interest in its subsidiary Cia Minera, and the remaining 0.72% portion is a non-controlling interest, reflecting a change in ownership interests resulting from the shares that Cia Minera issued to the Company on February 16, 2009 (the “Cia Minera Share Transaction”) as described in Note 4.  In fiscal 2008 the non-controlling interest of Cia Minera was 10.65% and the 9.93% change in the fiscal 2009 ownership resulted in a reduction of the non-controlling interest.

Prior to the Company’s transition to IFRS on January 1, 2010 Cia Minera’s operations generated recurring losses. The owners of the minority interest had not (nor were they required) to fund their share of Cia Minera’s net losses and had not demonstrated any commitment for funding.  Accordingly, no allocation of consolidated net losses to the non-controlling interests was recognised.

IFRS requires that total comprehensive income be attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, IFRS also stipulated that this provision only be applied from the date of transition and therefore no adjustment has been made for losses incurred prior to transition that were not allocated to non-controlling interests.

6.	MINERAL PROPERTIES The Company has accumulated the following acquisition and exploration expenditures:

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, January 1, 2010	$14,415,083	$3	$1,753	$14,416,840

Exploration costs incurred during year:
Assays	54,334	-	-	54,334
Assessment and taxes	44,500	-	-	44,500
Drilling and exploration	1,426,367	-	-	1,426,367
Geological	195,037	-	750	195,787
Sale of concentrate	(1,014,270)	-	-	(1,014,270)
Effect of movement in exchange rates	(228,714)	-	-	(228,714)
Balance, December 31, 2010	$14,892,337	$3	$2,503	$14,894,843

Exploration costs incurred during the period:
Assays	15,844	-	-	15,844
Assessment and taxes	30,158	-	-	30,158
Drilling and exploration	732,011	-	-	732,011
Geological	21,638	-	2,640	24,279
Effect of movement in exchange rates	(150,762)	-	-	(150,762)

Balance, March 31, 2011	$15,541,226	$3	$5,144	$15,546,373

6.
MINERAL PROPERTIES  (continued)

Additional information on the Company’s mineral properties by region is as follows:

(a)    Durango, Mexico

The Company’s subsidiary Cia Minera owns 42 mineral claims and leases 4 mineral claims under leased concessions in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)   Avino mine area property

The Avino mine property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares.

(ii)   Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, Durango, Mexico. There are nine exploration concessions covering 2,549 hectares.

(iii)   Papas Quiero property

The Papas Quiero property is located near the village of Papas Quiero, Durango, Mexico. There are four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)  Unification Las Platosa properties

The Unification Las Platosa properties are situated with the Avino property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. Under a royalty agreement covering three mineral concessions, Cia Minera shall pay to Minerales de Avino royalties of 3.5% on mineral extracted, processed and sold from the Unification La Platosa, San Carlos, and San Jose concessions. The royalties are to be calculated on a base of net sales (net smelter payment less the cost of sales) less the process costs at the mine. Two of the leased concessions are discrete and lie under the town of San Jose de Avino. The lease agreement is valid until October 31, 2010. The Company is currently renegotiating the agreement.

(b)   British Columbia, Canada

The Company’s mineral claims in British Columbia encompass the following three properties:

(i)  Aumax property

The Company owns a 100% interest in a Crown granted mineral claim, located in the Lillooet Mining Division of British Columbia, Canada that was acquired in 2003 by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000.

(ii)  Minto property

The Company has a 100% interest in a Crown granted mineral claim situated in the Lillooet Mining Division of British Columbia.

6.
MINERAL PROPERTIES  (continued)

(iii)  Olympic-Kelvin property

The Company has a 100% interest in six Crown granted mineral claims located in the Lillooet Mining Division of British Columbia.

In 2009, the Company wrote down the value of the three British Columbia properties to a nominal value of $1 each. The Company is keeping all claims in good standing however no exploration is currently planned for these properties.

(c)  Yukon, Canada

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006.

On November 12, 2008 and amended April 1, 2009, the Company entered into an option agreement with Mega Silver Inc. (“Mega Silver”), whereby Mega Silver can earn the excusive right and option to acquire a 100% title and interest in the Eagle Property located in the Yukon Territory. During 2008 the Company received $25,000 upon execution of the agreement which was recorded in income. In 2009 the Company received a notice from Mega Silver which terminated the option agreement.

7.	PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fixtures		Computer equipment		Mine machinery and transportation equipment		Mill machinery and processing equipment		Buildings and Construction		TOTAL
	$		$		$		$		$		$
COST
Balance at January 1, 2010		5,513		27,068		146,103		1,127,911		131,697		1,438,292
Additions		749		-		70,877		57,159		195,575		324,359
Effect of movement in exchange rates		(13)		(361)		(15,800)		(2,893)		(4,363)		(23,430)
Balance at December 31, 2010		6,249		26,707		201,180		1,182,177		322,909		1,739,221
Additions		-		4,345		32,466		104,261		-		141,071
Effect of movement in exchange rates		-		(361)		(2,805)		(14,755)		(3,942)		(21,861)
Balance at March 31, 2011		6,249		30,691		230,841		1,271,683		318,967		1,858,431

ACCUMULATED DEPRECIATION
Balance at January 1, 2010		4,558		6,450		2,313		-		-		13,321
Additions		50		1,226		2,256		-		-		3,533
Effect of movement in exchange rates		(-8)		(102)		(61)		-		-		(171)
Balance at December 31, 2010		4,600		7,574		4,508		-		-		16,683
Additions		324		1,516		11,402		15,412		3,915		32,570
Effect of movement in exchange rates		-		105		182		177		45		508
Balance at March 31, 2011		4,924		9,196		16,092		15,589		3,960		49,760

NET BOOK VALUE
At January 1, 2010		955		20,618		143,790		1,127,911		131,697		1,424,971
At December 31, 2010		1,649		19,133		196,671		1,182,177		322,908		1,722,538
At March 31, 2011		1,325		21,495		214,749		1,256,094		315,008		1,808,672

8.	INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated Unrealized	Fair Value March 31,	Fair Value December 31,
	Cost	Gains	2011	2010

(a) Bralorne Gold Mines Ltd.	$205,848	$48,544	$254,392	$229,311
(b) Levon Resources Ltd.	4,236	249,924	254,160	288,048
(c) Oniva InternationalServices Corp.	1	-	1	1

	$210,085	$298,468	$508,553	$517,360

During the period, the Company recorded a $8,808 (2010 - $313,324 gain) unrealized loss on investments in related companies classified as available-for-sale in other comprehensive income, representing the increase in fair value during the year.

(a) Bralorne Gold Mines Ltd. (“Bralorne”)
The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $254,160 as at March 31, 2011 (2010 - $229,311). Bralorne is a public company with common directors.

(b) Levon Resources Ltd. (“Levon”)
The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $254,160 as at March 31, 2011 (2009 - $288,048). Levon is a public company with common directors.

(c) Oniva International Services Corp. (“Oniva”)
The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 12 for disclosure on the Company’s commitment to Oniva.

9.	SALES TAXES RECOVERABLE

The Company’s sales tax recoverable consists of the Mexican I.V.A. a Value-Added Tax (“VAT”) and the Canadian Harmonized Sales Tax (“HST”) recoverable.

	March 31, 2011	December 31, 2010

VAT recoverable	$394,270	$267,466
Write-down provision	(51,305	(50,959)

VAT net carrying amount	342,965	216,507
HST recoverable	22,069	17,181

Sales tax recoverable	$365,034	$233,688

The Company records the VAT net of a write-down provision, reflecting an estimate of the amount of the VAT recoverable based on past collection history and the length of time amounts are outstanding.

10.
SHARE CAPITAL

(a)  Authorized:   Unlimited common shares without par value

(b)  Warrants:

During the period ended March 31, 2011 there were no warrants issued or exercised. Details of share purchase warrants outstanding are:

	Underlying Shares	Weighted Average Exercise Price
Balance, December 31, 2009	2,498,750	$2.50

Issued	5,211,000	$2.05
Expired	(2,498,750)	$2.50

Balance, December 31, 2010	5,211,000	$2.05
	-	-
Balance, March 31, 2011	5,211,000	$2.05

Details of share purchase warrants outstanding as of March 31, 2011 and December 31, 2010 are:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	March 31, 2011	December 31, 2010

November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,811,000	2,811,000
		5,211,000	5,211,000

(c) Stock options

The Company has a stock option plan under which it may grant stock options up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

10.	SHARE CAPITAL (continued)

(d) Stock options (continued)

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, December 31, 2009	1,819,500	$0.88	*
Granted	520,000	$1.05
Expired or cancelled	(262,000)	$0.85
Exercised	(472,500)	$0.75

Stock options outstanding, December 31, 2010	1,605,000	$0.97	*
Granted	1,010,000	$2.30
Exercised	(715,000)	$0.77

Stock options outstanding, March 31, 2011	1,900,000	$1.75

Details of stock options outstanding are:

		Stock Options Outstanding
Expiry Date	Exercise Price	March 31, 2011	December 31, 2010

April 26, 2011	$3.99	60,000	60,000
April 26, 2011	$0.75	10,000	600,000
February 27, 2013	$1.65	10,000	10,000
February 27, 2013	$0.75	295,000	340,000
December 9, 2013	$2.00	20,000	20,000
September 22, 2014	$0.75	65,000	75,000
January 14, 2015	$0.81	60,000	75,000
September 10, 2015	$1.05	370,000	425,000
January 18, 2016	$2.30	1,010,000	-
		1,900,000	1,605,000

11.	SHARE-BASED PAYMENTS

During the three months ended March 31, 2011, the Company granted stock options to various directors, officers, employees, consultants, and investor relations of the Company to purchase up to a total of 1,010,000 common shares at a weighted average exercise price of $2.30 per share pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to January 18, 2012.  The options are exercisable on or before January 18, 2016.

The Company recorded total amount of share-based payment expense in the amount of $1,561,082 (2010 - $36,750).

Investor relations expenses consist of expenses relating to disseminated publications and other communications with shareholders, required by regulatory or other authorities. During the three months ended March 31, 2011, investor relations consultants were granted 5,000 options (2010 - nil). The fair value of these investor relations options are $1,382 (2010 – nil) which have been included in share-based payments.

The fair value of stock options vesting to investor relations consultants were calculated using the following assumptions: risk-free rate ranging from 1.67% to 2.56%, dividend yield rate of nil, volatility of 64.77% and 78.08%, and an expected life ranging from 1 years to 5 years.

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-priced and granted to officers, directors, consultants, and employees was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

	Period ended March 31, 2011	Year ended December 31, 2010
Weighted average assumptions:
Risk-free interest rate	2.56%	2.08%
Expected dividend yield	-	–
Expected option life (years)	4.98	4.83
Expected stock price volatility	76.02	74.95%
Weighted average fair value at grant date	$1.58	$0.67

12.
RELATED PARTY TRANSACTIONS AND BALANCES

(a)  Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2011 and 2010 are as follows:

	March 31, 2011	March 31, 2010
Salaries and benefits	$204,200	$44,783
Stock‐based compensation	1,279,800	36,750
	$484,000	$81,533

    In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. At March 31, 2011 and December 31, 2010 the following amounts are due from related parties:

	March 31, 2011	December 31, 2010
Directors	$12,268	$10,500
Frobisher Securities Ltd.	-	4,687
Oniva International Services Corp.	142,471	153,289
Sampson Engineering Inc.	4,334	790
	$159,073	$169,266

 (b)  Other related party transactions

 The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) as described in note 14. The transactions with Oniva during the period are summarized below:

	March 31 ,2011	March 31, 2010

Salaries and benefits	$34,120	$24,191
Office and miscellaneous	24,257	14,491

	$58,3774	$38,682

13.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended
	March 31, 2011	March 31, 2010
Net change in non-cash working capital items:
Interest receivable	$(16,854)	$29
Sales taxes recoverable	(131,346)	(33,156)
Amounts receivable	109,184	-
Prepaid expenses	(54,329)	(18,170)
Accounts payable and accrued liabilities	(49,445)	(52,000)
Due to related parties	(10,192)	(13,010)
	$(152,982)	$(116,307)

14.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 12.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment at the mine site.

The Company has commitments in respect of these lease agreements as follows:

	March 31, 2011	December 31, 2010
Not later than one year	$512,205	$659,037
Later than one year and no later than five years	976.519	977,331
Later than 5 years	103,909	103,909
	$1,592,633	$1,740,277

15.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, due to related party and accounts payables and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

15.
FINANCIAL INSTRUMENTS (Continued)

(a)  Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding HST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions. However, as at March 31, 2011 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance

Concentration of credit risk exists with respect to the Company’s cash as the majority of the amounts are held with a single Canadian financial institution.

(b)  Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at March 31, 2011 in the amount of $8,205,694 (2010 - $9,051,848) in order to meet short-term business requirements. At March 31, 2011, the Company had current liabilities of $584,233 (2010 - $643,870). Accounts payable have contractual maturities of approximately 30-90 days or are due on demand and are subject to normal trade terms.  Amounts due to related parties are without stated terms of interest or repayment.

(c)  Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk
Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no interest bearing debt.

15.	FINANCIAL INSTRUMENTS (Continued)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, sales taxes recoverable, amounts receivable, accounts payable and accrued liabilities and amounts due to related parties, as a portion of these amounts are denominated in Mexican Pesos and US dollars as follows:

	March 31, 2011			December 31, 2010
	CAD	MXN	USD	CAD	MXN	USD
Cash and cash equivalents	$8,005,361	$1,195,448	$106,561	$8,877,589	$1,143,272	$169,932
Sales taxes recoverable	21,982	4,300,252	-	17,181	3,367,976	-
Amounts receivable	20,996	159,837	-	4,142	60,991	117,248
Accounts payable and accrued liabilities	(62,000)	(1,359,607)	(26,617)	(100,271)	(1,269,175)	(59,412)
Amounts due to related parties	(160,612)	-	-	(169,265)	-	-
Net exposure	-	4,295,930	79,944	-	3,303,064	227,768
Canadian dollar equivalent	$7,825,727	$349,012	$77,690	$8,629,376	$266,397	$227,540

Based on the net Canadian dollar denominated asset and liability exposures as at March 31, 2011, a 10% fluctuation in the the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $116,975 (2010 -$62,500).

The Company has not entered into any foreign currency contracts to mitigate this risk

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment in related parties as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

15.
FINANCIAL INSTRUMENTS (Continued)

(f) Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2011

	Level 1	Level 2	Level 3
Cash and cash equivalents	$8,205,694	-	-
Investments in related parties	508,553	-	-
	$8,714,247

16.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

17.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets in the following geographic locations:

	March 31, 2011	December 31, 2010
Canada	$549,922	$558,877
Mexico	$17,319,173	$16,581,464

18.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company’s first condensed interim consolidated financial statements for the period covered by the first annual condensed consolidated financial statements prepared in accordance with IFRS.

The accounting policies in Note 3 have been applied in preparing the condensed interim consolidated financial statements for the three months ended March 31, 2011, the comparative information for the three months ended March 31, 2010, the statement of financial position as at December 31, 2010 and the preparation of an opening IFRS statement of financial position on the transition date, January 1, 2010.

In preparing its opening IFRS statement of financial position and comparative information for the financial statements for the year ended December 31, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS is set out in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. Under IFRS 1 the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP charged to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010:

(a) Business Combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after January 1, 2010. There is no adjustment required to the January 1, 2010 statement of financial position on the transition date.

(b) Share-based Payment

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010.

(c) Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 ‘Business Combinations’ retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d) Foreign Currency Translation

In accordance with IFRS 1, a Company may elect to deem all foreign currency translation differences that arose prior to the date of transition in respect of all foreign operations to be nil at the date of transition. The Company has elected to apply this exemption.

18.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(e) Compound financial instruments

The Company has elected under IFRS 1 not to retrospectively separate the liability and equity components of any compound instruments for which the liability component is no longer outstanding at the transition date.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated January 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP statement of operations and comprehensive income, statement of financial position and statement of cash flows for the quarter ended March 31, 2010 and the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained, below.

18.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of Statements of Financial Position

		January 1, 2010			March 31, 2010			December 31, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

ASSETS
Current
Cash and cash equivalents		$2,829,605	$488	$2,830,093	$2,255,002	$(15)	$2,254,987	$9,051,456	$392	$9,051,848
Interest receivable		146	-	146	117	-	117	4,142	-	4,142
Sales taxes recoverable		88,725	352	89,077	124,824	(700)	124,124	233,378	310	233,688
Amounts receivable		-	-	-	-	-	-	117,940	168	118,108
Prepaid expenses and other assets		49,614	186	49,800	69,290	(344)	68,946	30,463	27	30,490
		2,968,090	1,026	2,969,116	2,449,233	(1,059)	2,448,174	9,437,379	897	9,438,276
Non- Current
Property, Plant & Equipment		1,455,146	(30,175)	1,424,971	1,470,539	(44,825)	1,425,714	1,786,017	(63,479)	1,722,538
Reclamation Bonds		5,500	-	5,500	5,500	-	5,500	5,500	-	5,500
Mineral Properties Exploration	(d)	14,573,506	(156,665)	14,416,841	14,906,308	(304,578)	14,601,730	15,302,311	(407,468)	14,894,843
Investments in Related Companies		204,036	-	204,036	268,988	-	268,988	517,360	-	517,360
TOTAL ASSETS		$19,206,278	$(185,814)	$19,020,464	$19,100,568	$(350,462)	$18,750,106	$27,048,567	$(470,050)	$26,578,517

18.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of Statements of Financial Position

		January 1, 2010			March 31, 2010			December 31, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

LIABILITIES
Current
Accounts payable and accrued liabilities		$382,482	$1,211	$383,693	$339,215	$(1,746)	$337,469	$474,072	$533	$474,605
Amounts due to related parties		164,690	-	164,690	151,681	-	151,681	169,265	-	169,265
		547,172	1,211	548,383	490,896	(1,746)	489,150	643,337	533	643,870
Non-Current
Deferred Income Tax Liability	(d)	1,694,007	355,370	2,049,377	1,694,007	355,370	2,049,377	2,026,148	370,556	2,396,704
		2,241,179	356,581	2,597,760	2,184,903	(353,624)	2,538,527	2,669,485	371,089	3,040,574
SHAREHOLDERS' EQUITY
Share Capital		33,112,072	-	33,112,072	33,112,072	-	33,112,072	39,132,349	-	39,132,349
Contributed Surplus	(b)(c)	8,131,629	(973,127)	7,158,502	8,168,379	(4,549,935)	3,618,444	10,702,206	(4,792,414)	5,909,792
Reserves	(b)(c)	-	-	-	-	-	-	-	-	-
Treasury Shares (14,180 Shares, at cost)		(101,869)	-	(101,869)	(101,869)	-	(101,869)	(101,869)	-	(101,869)
		41,141,832	(973,127)	40,168,705	41,178,582	(4,549,935)	36,628,647	49,732,686	(4,792,414)	44,940,272

Accumulated Other Comprehensive Loss		(6,049)	-	(6,049)	58,903	(97,072)	(38,169)	307,274	(301,599)	5,675
Deficit	(d)	(24,170,684)	430,732	(23,739,952)	(24,321,820)	3,942,921	(20,378,899)	(25,660,878)	4,252,874	(21,408,004)
		(24,176,733)	430,732	(23,746,001)	(24,262,917)	3,845,849	(20,417,068)	(25,353,604)	3,951,275	(21,402,329)
		16,965,099	(542,395)	16,422,704	16,915,665	704,086	18,260,956	24,379,082	(841,139))	23,537,943
TOTAL EQUITY AND LIABILITIES		$19,206,278	$(185,814)	$19,020,464	$19,100,568	$(350,462)	$18,750,106	$27,048,567	$(470,050)	$26,578,517

18.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued) Reconciliation of Statements of Operations and Comprehensive Loss

		For the three months ended March 31, 2010			Year ended December 31, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

Operating and Administrative Expenses
Depreciation		$48	$-	$48	$3,834	$-	$3,833
General exploration		313		313	-
Investor relations		18,925	-	18,925	99,450	-	99,450
Management fees		24,000	-	24,000	96,000	-	96,000
Office and miscellaneous		3,418	-	3,418	218,489	-	218,489
Professional fees		13,955	-	13,955	127,711	-	127,711
Regulatory and compliance fees		8,722	-	8,722	26,028	-	26,028
Salaries and benefits		24,995	-	24,995	109,873	-	109,873
Sales tax write-down		-	-	-	42,478	-	42,478
Share-based compensation	(c)	36,750	-	36,750	361,784	-	361,784
Travel and promotion		9,262	-	9,262	45,032	-	45,032
		140,388	-	140,388	1,130,679	-	1,130,679

Loss before other items and income tax		(140,388)		(140,388)	(1,130,679)	-	(1,130,679)

Other Income (Expenses)
Interest income		3,407	-	3,407	14,206	-	14,206
Foreign exchange loss		(14,155)	(64,619)	(78,778)	(41,580)	18,041	(23,539)

LOSS BEFORE INCOME TAX		(151,136)	(64,619)	(215,755)	(1,158,053)	18,041	(1,140,012)
Deferred income tax expense	(d)	-	-	-	(332,141)	(15,186)	(347,327)
NET LOSS		(151,136)	(64,619)	(215,755)	(1,490,194)	2,855	(1,487,339)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments in related companies		64,952	-	64,952	313,323	-	313,323
Foreign currency translation differences for foreign operations	(a)	-	(97,072)	(97,072)	-	(301,599)	(301,599)

TOTAL COMPREHENSIVE LOSS		$(86,184)	$(161,691)	$(247,875)	$(1,176,871)	$(298,744)	$(1,475,615)

18.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued) Reconciliation of Cash Flows

		For the three months ended March 31, 2010			Year ended December 31, 2010
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss	(c)	$(151,136)	$(64,619)	$(215,755)	$(1,490,194)	$2,855	$(1,487,339)
Adjustments for non-cash items:
Depreciation		48	-	48	3,834	-	3,834
Unrealized foreign exchange loss		-	-	-	-	76,348	76,348
Sales tax write-down provision		-	-	-	42,478	-	42,478
Share-based payments		36,750	-	36,750	361,784	-	361,784
Future income tax expense	(d)	-	-	-	332,141	(15,186)	347,727
		(114,338)	(64,619)	(178,957)	(749,957)	94,369	(655,558)

Net change in non-cash working capital		(112,022)	(4,285)	(116,307)	(75,811)	(120,274)	(196,086)

		(226,360)	(68,904)	(295,264)	(825,768)	(25,904)	(851,673)

FINANCING ACTIVITIES
Shares issued for cash, net of issuance costs		-			8,229,069	-	8,229,069

INVESTING ACTIVITIES
Mineral property exploration expenditures		(332,80)	(102)	(332,904)	(846,745)	118,275	(728,470)
Property, plant and equipment purchases		(15,441)	(5)	(15,446)	(334,705)	155	(334,550)

		(348,245)	(107)	(348,350)	(1,181,450)	118,429	(1,063,021)

(Decrease) Increase in cash and cash equivalents		(574,605)	(69,011)	(643,614)	6,221,851	92,525	6,314,375

CASH AND CASH EQUIVALENTS, Beginning		2,829,605	488	(2,830,093)	2,829,605	488	2,830,093
Effect of exchange rate fluctuations on cash held	(a)	-	68,508	68,508	-	(92,620)	(92,620)

CASH AND CASH EQUIVALENTS, Ending		$2,255,000	$(15)	$2,254,987	$9,051,456	$393	$9,051,848

18.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued) Notes on GAAP – IFRS Reconciliations

(a)
IFRS requires each entity consolidated within the financial statements to assess its functional currency. It was determined that the functional currency of the Parent Company is Canadian Dollars, which is consistent with its functional currency under Canadian GAAP. However, it was determined that the functional currency of the Company’s Mexican subsidiaries, which was Canadian Dollars under Canadian GAAP, to be United States Dollars under IFRS.

In contrast to Canadian GAAP, in which an integrated foreign operation’s non-monetary assets are translated at historical rates, IFRS requires that where an entity’s presentation currency differs from its functional currency, the financial position of the entity be translated into the presentation currency at the closing rate on the date of the statement of financial position. In addition, all exchange differences arising on the translation from functional to presentation currency are recognized in other comprehensive income.

In accordance with IFRS 1, the Company elected to deem all foreign currency translation differences that arose prior to the date of transition to be nil at that date. However, several adjustments were required to effect the translation of the subsidiaries’ financial position at the exchange rates on the date of the statements of financial position, and translation of the statements of operations and cash flow from the functional to presentation currency.

(b)
IFRS requires an entity to present, for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “contributed surplus” account and concluded that as at the January 1, 2010 transition date and the comparative dates of March 31, 2010 and December 31, 2010, part of the contributed surplus relates to “Equity settled employee benefit reserve” and part to “Reserves for warrants”.

IFRS also permits a transfer of reserves arising from share-based transactions, within equity. At January 1, 2010 $973,127 of total reserves related to options and no longer outstanding and was therefore transferred to Retained earnings/(Deficit), in order that the balance of “Equity settled employee benefit reserve” and “Reserves for warrants” reflected only the fair value of options and warrants outstanding on that date. During the year ended December 31, 2010, some options and warrants outstanding at January 1, 2010 were canceled, and therefore a further transfer, of the fair value attributed to these cancelled options, was made to Retained earnings/(Deficit), during the three months ended March 31, 2011 $nil and the year ended December 31, 2010 ($3,779,249).

(c)
Previously, under Canadian GAAP, the Company used the straight-line method of calculating vested options and the share-based compensation arising therefrom. Under this method, the fair value of share-based awards with vesting conditions was calculated as one grant and the resulting fair value was recognized on a straight line basis over the vesting period.

However, IFRS requires that each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is recognized over the vesting period of the respective tranches.

As all options outstanding at January 1, 2010 were vested, no adjustment was required at this date. However, adjustments were required for the options granted and the share-based compensation recognized during the year ended December 31, 2010.

18.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued) Notes on Canadian GAAP – IFRS Reconciliations (continued)

(d)
The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency. Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability. The Company set up a deferred tax liability with a corresponding charge to deficit account in the amount of $355,369 at January 1, 2010 plus subsequent changes thereto. Under IFRSs all deferred income tax liabilities are considered as non-current irrespective of the classification of the underlying assets and liabilities, or the expected reversal of the temporary difference.

19.	SUBSEQUENT EVENTS From April, 2011 to May 13, 2011:

(a)	16,500 options were exercised for gross proceeds of $17,325;
(b)	70,000 options expired unexercised.